Exhibit 26(d)(10): Modification Rider
Modification Rider
This rider is part of the policy to which it is attached.
The following paragraph is added to the Monthly Deductions paragraph:

We may allow the Monthly Deduction, including the Monthly Mortality and Expense Risk Charge, to be deducted from the Sub-account you specify. If the value of the specified Sub-account is less than the

Monthly Deduction allocated to that subaccount, the excess of the Monthly Deduction will be deducted on a proportionate basis from the non-loaned Fixed Accumulation Value and the Variable Accumulation Value.

	ReliaStar Life Insurance Company	Donald W. Britton	President

ING Logo	Box 20	/s/ Donald W. Britton
Minneapolis
Minnesota 55440
		Paula Cludray-Engelke	Secretary
/s/ Paula Cludray-Engelke

86-980		1